March 20, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
Washington, D.C. 20549
Attn: Michael Fay and Brian Cascio

Re: DuPont de Nemours, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 15, 2023
Form 8-K filed February 7, 2023
File No. 001-38196

Dear Mr. Fay and Mr. Cascio:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 7, 2023 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 of DuPont de Nemours, Inc. (the “Company”), filed February 15, 2023 and to the Form 8-K filed February 7, 2023.

For convenience, the Staff’s comments contained in your letter are set forth in italics below, followed by the Company’s response.

Form 8-K filed February 7, 2023
Exhibit 99.1
Non-GAAP Financial Measures, page 14

1.We note free cash flow is defined as cash provided by/used for operating activities less capital expenditures and excluding the impact of cash inflows/outflows that are unusual in nature and/or infrequent in occurrence. In the prior two years comparable period press releases, free cash flow was defined only as cash provided by/used for operating activities less capital expenditures. Please address the following as it relates to your measure of free cash flow and the change in definition:

Company Response:

The Company has set forth the Staff’s bulleted comments below and addresses each one individually. For context, however, the Company acknowledges the Staff’s fourth bullet below and, as stated below, plans to label this non-GAAP measure as “Adjusted free cash flow” in future filings. As a result, references to the measure in the responses below refer to the measure in this manner where applicable.

•Describe for us in further detail the change in definition that occurred, the reason for the change in definition and the consideration you have given to providing expanded disclosure describing this change. Refer to Non-GAAP Financial Measures C&DI 100.02;

Company Response:

The Company respectfully acknowledges the Staff’s comment. Adjusted free cash flow is a non-GAAP financial measure that represents cash that is available to the Company, after investing in its asset base, to fund obligations using cash provided by operating activities. When determining the nature of items to be adjusted from cash provided by operating activities for purposes of calculating adjusted free cash flow, the Company identifies items that are of a certain magnitude, unusual in nature and/or infrequent in occurrence that neither relate to the ordinary course of the Company’s business nor reflect the Company’s underlying business liquidity. The Company believes that adjusting for items of this nature provides the Company’s investors with additional useful information about our underlying ongoing liquidity position and enables investors to compare our underlying liquidity from period to period when read in conjunction with GAAP measures of liquidity.

On November 1, 2022, the Company divested a majority of its historic Mobility & Materials segment, excluding certain Advanced Solutions and Performance Resins businesses, to Celanese Corporation (“Celanese”) (the “M&M Divestiture”). The M&M Divestiture was different than past transformative transactions for the Company, as it was considered a taxable transaction, whereas other recent transformative transactions were tax-free (e.g., Dow spin-off completed in April 2019; Corteva spin-off completed in June 2019 and the Reverse Morris Trust transaction between DuPont’s Nutrition & Biosciences (“N&B”) business and International Flavors & Fragrance Inc. (“IFF”) (the “N&B Transaction”) completed in February 2021). Accordingly, the Company determined the estimated tax payments associated with the M&M Divestiture were of such a magnitude, unusual in nature and infrequent in occurrence, and did not relate to the ordinary course of the Company’s business nor reflect the underlying liquidity of the Company’ business.

In light of the Company’s determination explained above regarding the estimated tax payments associated with the M&M Divestiture, in its third quarter earnings release provided on November 8, 2022, the Company revised the definition of adjusted free cash flow to exclude the impact of cash inflows/outflows that are unusual in nature and/or infrequent in occurrence. The Company included in the third quarter 2022 earnings release a table (the “Reconciliation Table”) showing a reconciliation of “Cash provided by operating activities” to Free Cash Flow. In the Reconciliation Table, the Company included “Other” as a line item and explained in a footnote that “Other represents estimated tax payments associated with the M&M Divestiture.” The Free cash flow total in the table was labeled “Free cash flow (non-GAAP).”

In preparing the Company’s fourth quarter 2022 earnings release, additional consideration was given by the Company to providing expanded disclosure describing this change, including in light of the Staff’s December 13, 2022 updates to the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (“C&DIs”). After further consideration, the Company revised in the Reconciliation Table the line item “Other” to “Other transaction payments” to further highlight the unique, deal-related nature of the payments reflected therein.

Although the Company does not believe that expanded disclosures including describing the definitional change would be significant to an investor’s assessment of the Company’s financial condition and underlying business liquidity, the Company will endeavor, in its future disclosures, to more fulsomely describe the changes to its definition of adjusted free cash flow. Presented below for illustrative purposes is the Company’s proposed disclosure, which includes additional information about the definitional change. The revisions are marked with underlines to facilitate the Staff’s review.

Non-GAAP Financial Measures

This earnings release includes information that does not conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are considered non-GAAP measures. Management uses these measures internally for planning, forecasting and evaluating the performance of the Company, including allocating resources. DuPont’s management believes these non-GAAP financial measures are useful to investors because they provide additional information related to the ongoing performance of DuPont to offer a more meaningful comparison related to future results of operations. These non-GAAP financial measures supplement disclosures prepared in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP. Furthermore, such non-GAAP measures may not be consistent with similar measures provided or used by other companies. Reconciliations for these non-GAAP measures to U.S. GAAP are provided in the Selected Financial Information and Non-GAAP Measures starting on page 12 and in the Reconciliation to Non-GAAP Measures on the Investors section of the Company's website. Non-GAAP measures included in this release are defined below. The Company has not provided forward-looking U.S. GAAP financial measures or a reconciliation of forward-looking non-

GAAP financial measures to the most comparable U.S. GAAP financial measures on a forward-looking basis because the Company is unable to predict with reasonable certainty the ultimate outcome of certain future events. These events include, among others, the impact of portfolio changes, including asset sales, mergers, acquisitions, and divestitures; contingent liabilities related to litigation, environmental and indemnifications matters; impairments and discrete tax items. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP results for the guidance period.

[ . . . ]

Adjusted free cash flow is defined as cash provided by/used for operating activities less capital expenditures and excluding the impact of cash inflows/outflows that are unusual in nature and/or infrequent in occurrence that neither relate to the ordinary course of the Company’s business nor reflect the Company’s underlying business liquidity. As a result, adjusted free cash flow represents cash that is available to the Company, after investing in its asset base, to fund obligations using the Company's primary source of liquidity, cash provided by operating activities. In connection with its earnings release for the third quarter of 2022, the Company updated the definition of adjusted free cash flow to exclude the impact of cash inflows/outflows that are of a certain magnitude, unusual in nature and/or infrequent in occurrence that neither relate to the ordinary course of the Company’s business nor reflect the Company’s underlying business liquidity. The change was driven by the estimated tax payments associated with the M&M Divestiture which meet the magnitude criterion, were unusual in nature and infrequent in occurrence and were not related to the Company’s ordinary course of business or underlying business liquidity. The Company believes that excluding items of this nature provides the Company’s investors with better understanding of and enables them to compare our underlying business liquidity from period to period. Similar adjustments to prior year measures of adjusted free cash flow were not necessary. Management believes adjusted free cash flow, even though it may be defined differently from other companies, is useful to investors, analysts and others to evaluate the Company's cash flow and financial performance, and it is an integral measure used in the Company's financial planning process. Adjusted free cash flow conversion is defined as adjusted free cash flow divided by net income adjusted to exclude the after-tax impact of non-cash impairment charges, gains or losses on divestitures, amortization expense of intangibles and tax benefit/expense from discontinued operations.

•Describe for us the consideration you have given to recasting prior measures to conform to the current presentation of excluding items that are unusual in nature and/or infrequent in occurrence. Refer to Non-GAAP Financial Measures C&DI 100.02;

Company Response:

When evaluating the current presentation of adjusted free cash flow with respect to excluding items that are unusual in nature and/or infrequent in occurrence, the Company analyzed prior period measures for other unusual, infrequent items that were of a certain magnitude and unrelated to the ordinary course of the Company’s business. No such items were identified by the Company to warrant recasting of prior adjusted free cash flow measures.

Specifically, regarding the estimated tax payments for the M&M Divestiture, we analyzed previous similar large transformational transactions in 2022 and 2021. The only other transformative transaction during this timeframe was the completion of the Company’s divestiture of the Nutrition & Bioscience business in February 2021, which was tax-free to Company stockholders for U.S. federal income tax purpose. Accordingly, there were no similar estimated tax payments made by the Company during 2022 or 2021.

Additionally, the termination fee associated with the Terminated Intended Rogers Transaction—which, as disclosed in footnote 2 in the fourth quarter earnings release Reconciliation Table, was reflected in “Other transaction payments”—was one-time and unique. The Company has not incurred any similar termination fees with past transactions.

•Describe for us why you believe your measure of free cash flow that includes adjustments is consistent with your statement that free cash flow represents cash that is available to the Company, after investing in its asset base, to fund obligations using the Company's primary source of liquidity, cash provided by operating activities;

Company Response:

Notwithstanding these adjustments, the Company believes that its measure of adjusted free cash flow provides useful information regarding cash that is available to the Company, after investing in its asset base, to fund obligations using cash provided by operating activities, on an ongoing basis. The Company believes that adjusting for items that are of a certain magnitude, unusual in nature and infrequent in occurrence that neither relate to the ordinary course of the Company’s business nor reflect the Company’s underlying business liquidity enables investors to compare our underlying business liquidity from period to period and provides investors visibility into our underlying cash flow performance that is available, in the ordinary course, to fund obligations of the Company.

As described earlier herein, prospectively we will endeavor to more fulsomely disclose that the Company believes that excluding items of this nature provides the Company’s investors with a better understanding of our underlying liquidity and enables investors to compare our underlying liquidity from period to period.

•Revise the label of free cash flow to include "adjusted" since you include adjustments for other transaction payments. Refer to Non-GAAP Financial Measures C&DIs 100.05 and 102.07;

Company Response:

In connection with future filings, we will revise the label of free cash flow to include “adjusted” in determining adjusted free cash flow.

•Describe for us and in your disclosure how you determine an item meets the unusual in nature and/or infrequent in occurrence threshold. In addition, compare the aforementioned to the methodology of identifying significant items included as part of Adjusted results which are items that are also "unusual [in] nature and infrequent [in] occurrence," as it relates to cash items; and

Company Response:

The Company defines significant items as items that arise outside the ordinary course of the Company’s business that management believes may cause a variation in underlying business performance, both historical and future, based on a combination of some or all of the item’s size, unusual nature and/or infrequent occurrence. The Company will determine that an item meets the unusual in nature and/or infrequent in occurrence threshold if the item (i) possesses a high degree of abnormality; (ii) is clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the Company and/or (iii) is the result of an event that is not reasonably expected to recur in the foreseeable future.

As it relates to cash items, the Company builds upon its methodology for identifying significant items by additionally requiring that an item be specific to infrequent, cash items related to transformational merger and acquisition (“M&A”) transactions. This higher hurdle to adjust free cash flow is utilized because adjusted free cash flow is intended to reflect the cash generated from the Company’s normal course operating activities that is available to fund obligations, on an underlying basis. Therefore, the Company believes it is not appropriate to adjust for cash items unless they are significant items and also meet the incremental criteria discussed above.

It is rare that items would meet the adjustment criteria for adjusted free cash flow. For example, the estimated tax payments associated with the M&M Divestiture constituted unique, infrequent cash payments related to the Company’s portfolio transformation. As mentioned above, prior transformational deals were non-taxable and therefore no tax payments of a similar nature were made.

Prospectively, the Company will more clearly disclose the difference in the two definitions.

•Provide us your analysis of how you determined the other transaction payments are unusual in nature and/or infrequent in occurrence.

Company Response:
As disclosed in footnote 2 to the Reconciliation Table in the Company’s fourth quarter earnings release, “Other transaction payments” represented the estimated tax payments associated with the M&M Divestiture and the termination fee associated with the Terminated Intended Rogers Transaction. Utilizing the methodology described above, the Company determined that such estimated tax payments and termination fee were unusual in nature and/or infrequent in occurrence. In making this determination we considered if the Company has made similar cash payments in prior transactions and if we anticipated that a similar payment would recur in the foreseeable future.

As discussed above, the M&M Divestiture was different than past transformative transactions for the Company, as it was a taxable transaction. As such, the estimated tax payments associated with the M&M Divestiture were of such a magnitude, unusual in nature and infrequent in occurrence, and did not relate to the ordinary course of the Company’s business nor reflect the underlying liquidity of the Company’s business.

With respect to the Terminated Intended Rogers Transaction, the associated termination fee was a one-time payment, and the Company has not incurred any similar termination fees in connection with past transactions. Therefore, the termination fee associated with the Terminated Intended Rogers Transaction possessed a high degree of abnormality, was unrelated to the operating activities of the Company and was not reasonably expected to recur in the foreseeable future. Accordingly, the Company determined the termination fee associated with the Terminated Intended Rogers Transaction was of such a magnitude, unusual in nature and/or infrequent in occurrence, and did not relate to the ordinary course of the Company’s business nor reflect the underlying liquidity of the Company’s business.

We hope that the foregoing has been responsive to the Staff’s comments, and we appreciate the Staff's assistance in this process. Should you have any questions relating to any of the foregoing, or would like to discuss any of our responses, please feel free to contact the undersigned at (302) 999-5044 or michael.goss@dupont.com.

Sincerely,

DuPont de Nemours, Inc.

/s/ Michael Goss
By: Michael Goss
Vice President and Controller
Cc: Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP